Exhibit 99.1

Ad hoc announcement pursuant to Article 53 LR
Opfikon, Switzerland, 19 May 2025 - 7:00 CEST

Sunrise on target with solid Q1 2025 financial results – delisting of Sunrise Class A ADSs from Nasdaq scheduled for August 2025

•	Seasonality and reduced promotional activities prior to price increases led to a solid, but softer net growth (QoQ) of +12,000 mobile postpaid subscriptions[1] and +5,000 Internet subscriptions.[1]

•

The financial results for Q1 2025 remained in line with expectations. The guidance for 2025 is confirmed in full including the expected dividend for financial year 2025[4] of CHF 3.42 per Class A Share and ~CHF 0.34 per Class B Share in 2026 corresponds to dividend growth of +2.7%.

•

Compared to the same period last year (YoY) revenue declined -3.3%, while the decline in subscription revenue from residential customers softened compared to the prior quarter. Adjusted EBITDAaL[2] increased slightly YoY by +0.4%. P&E Additions (CAPEX3) increased by +9.5% YoY. Seasonal influences led to a decline in Adjusted FCF.[2]

•

The delisting of the Sunrise Class A ADSs from Nasdaq is scheduled for August 2025. Trading volumes transitioned progressively to SIX Swiss Exchange, with Switzerland accounting for the majority of trading in Sunrise shares since March 2025.

•	Important milestones laid for the rest of the year: 5G Standalone added to the mobile network, new mobile portfolio and new customer loyalty benefits prepared, price adjustments made.

Consolidated results table for Q1 2025

	3 mths ‘24	3 mths ‘25	Change
Revenue (CHF million)	746.8	722.1	(3.3%)
Residential customers	544.3	520.3	(4.4%)
Business customers and wholesale	202.1	200.8	(0.6%)
Infrastructure and support functions	0.4	1.0	n/m

Adjusted EBITDAaL[2]	239.2	240.0	0.4%
P&E Additions (CAPEX3)	130.7	143.1	9.5%
Adjusted EBITDAaL less P&E Additions (CAPEX3)	108.5	96.9	(10.7%)
Adjusted FCF[2]	(59.9)	(116.5)	n/m

Note: The key financial figures are presented on a rebased IFRS basis. Alternative definitions of key performance indicators and reconciliations can be found in the appendix of this ad hoc announcement.

«In view of the price increases we announced, we have intentionally reduced our promotional activities. As expected, this led to lower customer growth in Q1. However, the decline in revenue from residential customer subscriptions was slower than in the previous quarter, and we were able to increase slightly our operating profit year-on-year. In Q1, we also laid important milestones for the rest of the year. With the introduction of 5G Standalone, we are continuing to drive innovation forward. The preparations for the new mobile portfolio and significant loyalty benefits are strengthening our strategic focus on long-term customer relationships rather than short-term acquisition. We therefore confirm our 2025 guidance in full, including the targeted dividend growth», said André Krause, CEO of Sunrise.

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Continued customer growth and increased customer loyalty

Sunrise recorded continued net customer growth in Q1 2025, with +12,000 mobile postpaid RGUs (revenue generating units) and +5,000 broadband Internet RGUs. The slower growth compared to the same period last year is primarily attributable to spillover effects from the fourth quarter of 2024 and to deliberately reduced promotional activities in light of the price increases in Q1 2025.

Strong momentum in the B2B broadband segment was offset by a lower inflow in the B2B mobile segment. The migration of UPC customers to Sunrise products, which is in its final phase and is expected to be completed by the middle of the year, also had an impact.

This growth was supported by a further increase in customer loyalty. Churn has been reduced again. With the launch preparation of the new «Swiss Connect» mobile portfolio in Q1 2025, Sunrise continued to execute consistently its focus on customer loyalty and on the development of customer relationships.

With the introduction of 5G Standalone (5G SA), Sunrise is the only network operator to offer a nationwide 5G SA mobile network in Europe, once again leading the way as a pioneer. While the first customers are enjoying the benefits of 5G SA, the certification of more devices and offers tailored to private and business customers are planned for the coming quarters.

The price adjustments and the milestones achieved in Q1 2025 are expected to have a positive commercial impact in the following quarters.

Further increase in FMC6 rate

The proportion of broadband customers who also use a Sunrise mobile postpaid offer continued to develop positively. The fixed-mobile convergence rate (FMC6) increased by 1.5 percentage points YoY to 58.3%. As of 31 March 2025, Sunrise had around 3.13 million mobile, 1.30 million broadband Internet and approx. 1.0 million enhanced TV RGUs.

Solid financial result for Q1 2025

Revenue declined in Q1 2025 (-3.3% YoY), amounting to CHF 722.1 million. Revenue was affected by lower device sales resulting from weaker demand for newly launched mobile phones and the reduction of TV gifting volumes bundled with broadband subscriptions. The effect was only partially offset by continued customer growth. Furthermore, the ongoing right-pricing within the customer base also had an impact.

Adjusted EBITDAaL2 increased slightly in Q1 2025 by +0.4% YoY and reached CHF 240.0 million. The positive development of adjusted EBITDAaL2 was supported by slightly lower operating costs. This was driven by a combination of the continuously improving cost efficiency and the phasing of certain expenses such as marketing-campaign spend.

Adjusted EBITDAaL2 less P&E Additions (CAPEX3) declined by -10.7% in Q1 2025, reaching CHF 96.9 million. The decline is primarily due to frontloaded investments in the network and in equipment used for customer Internet access (customer premises equipment, CPE). Investments (CAPEX3) increased by +9.5% YoY, reaching CHF 143.1 million in Q1 2025, which represents 19.8% of revenue.

Adjusted FCF2 decreased to CHF -116.5 million in Q1 2025. Alongside increased investments (CAPEX3), semi-annual interest and higher supplier payments, typically incurring in the first and third quarters, had an impact, so that the second quarter and particularly the fourth quarter are most significant for generating the expected cash flow.

Confirmed guidance for the 2025 financial year:

•	Revenue growth: broadly stable

•	Adjusted EBITDAaL[2]: Stable to low-single-digit growth

•	CAPEX/revenue: 15–16% of revenue

•	Adjusted FCF[2]: CHF 370–390 million[7]

•	Expected dividend payout for financial year 2025 of CHF 3.42 per Class A Share and ~CHF 0.34 per Class B Share in 2026 in line with targeted progressive dividend-per-share policy (+2.7% YoY).[4]

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The dividend will be exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the expected dividend for the financial year 2025 will not be subject to Swiss withholding tax of 35%.5 For Swiss resident individuals holding the shares as private assets, the dividend is in principle not subject to Swiss income tax. The amount of reserves from foreign capital contributions remaining after the financial year 2024 dividend payment is approx. CHF 2.58 billion5.

Delisting of Sunrise Class A ADSs on Nasdaq scheduled for August 2025

Consistent with the plan announced in connection with the spin-off of Sunrise from Liberty Global last year that the Nasdaq listing of the Sunrise Class A American Depositary Shares (ADSs) under the ticker «SNRE» would be only for a transitional period of approximately nine months to facilitate initial holding and trading, the Sunrise Board of Directors has decided to delist the Class A ADSs from Nasdaq in mid-August 2025. Following the delisting of the Class A ADSs from Nasdaq, Sunrise also plans to terminate the sponsored ADS program for both the Class A and Class B ADSs.

Sunrise Class A shares will remain listed on SIX Swiss Exchange under the ticker «SUNN».

Sunrise ADS holders have been entitled to cancel their Sunrise ADSs and withdraw the underlying Sunrise shares since 14 November 2024. As of 15 May 2025, approximately 82% of the Class A ADSs and 98% of the Class B ADSs (which are not listed on any stock exchange and are tradable only over-the-counter (OTC)) have, on a net basis, been cancelled against delivery of the underlying Sunrise shares. At the same time, trading volumes progressively transitioned to SIX Swiss Exchange, with Switzerland accounting for the majority of trading in Sunrise shares since March 2025.

Sunrise expects that eliminating the Nasdaq listing and sponsored ADS programs will streamline regulatory reporting processes and save costs. The U.S. is not the primary trading market for Sunrise Class A shares, and the Nasdaq listing was always intended to be temporary.

The last trading day of the Class A ADSs on Nasdaq is expected to occur in mid-August 2025. Sunrise will provide a notice of voluntary delisting to Nasdaq and the market in accordance with the rules of the Nasdaq and the U.S. Securities and Exchange Commission closer to the intended effective date of delisting. Once the delisting is effective, the remaining Class A ADSs will no longer be traded on Nasdaq but may continue to trade in the U.S. OTC market. The termination of the sponsored Class A and Class B ADS programs is expected to take place within 90 days following the last day of Class A ADS trading on Nasdaq. Holders of Sunrise Class A and Class B ADSs will be notified of the exact termination date closer to the time, but should already now start planning to manage their holdings and brokerage accounts accordingly.

After the delisting of the Class A ADSs from Nasdaq, Sunrise intends to deregister its Class A and Class B ADSs under the U.S. Securities Exchange Act of 1934 and terminate its reporting obligations thereunder as soon as it is permitted to do so.

[1]	Net additions residential customers and B2B.
[2]

Quantitative reconciliations to net income/loss (including net income/loss growth rates) and to cash flow from operating activities for adjusted EBITDA, adjusted EBITDAaL and adjusted FCF guidance cannot be provided without unreasonable effort, as neither (i) certain non-cash expenses and income, including components of non-operating income/expenses, depreciation and amortisation, impairments, restructuring and other operating items included in net income/loss from continuing operations nor (ii) specific changes in working capital that affect cash flow from operating activities, are included.

[3]	Excluding additions from rental expenses and ice-hockey rights.
[4]	To be proposed by the Sunrise Board of Directors upon achieving the guidance for the financial year 2025 and subject to approval by the Annual General Meeting of Sunrise.
[5]

The disclosed reserves (after FY2024 dividend payout) of approx. CHF 2.58 billion from foreign capital contributions pursuant to Article 5 para. 1bis of the Swiss Withholding Tax Act are expected to be confirmed formally by the Swiss Federal Tax Administration (SFTA). The required and corresponding form will be submitted to the SFTA shortly.

[6]

Landline mobile convergence indicates the number of residential customers who have subscribed to both a landline broadband Internet service and a prepaid or postpaid mobile service, divided by the total number of customers who have subscribed to a landline broadband Internet service.

[7]

In Q4 2024, Sunrise reached a pre-final tax settlement with the Canton Zurich tax authority, covering fiscal years 2019 – 2024 and amounting to ~CHF 60 million. Adj. FCF excludes the tax-settlement-related charge (expected to be ~CHF 40 million for the financial year 2025 of which CHF 11.2 million is recorded in Q1 2025) and it is not included in the financial year 2025 guidance due to pre-funding of the tax settlement by Liberty Global.

The investor presentation and more information are available on the Sunrise Investor Relations website. The live conference call and webcast for analysts and investors starts at 10:30 CEST.

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Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

ABOUT SUNRISE

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of March 2025, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and approx. 1.0 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

Forward-looking statements

This ad hoc announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding certain forecasted financial information, including Sunrise’s 2025 guidance, the financial condition, results of operations, business, market share, network, rebased revenue, rebased Adjusted EBITDAaL, rebased Adjusted EBITDAaL less P&E Additions, rebased Adjusted Free Cash Flow, Sunrise’s expected Adjusted Free Cash Flow generation, including the timing thereof, Sunrise’s growth and other strategies, future growth prospects, expectations, plans and opportunities of Sunrise, including its new mobile portfolio and the products and services to be launched, as well as the timing and benefits to be derived therefrom, Sunrise’s intentions with respect to its 5G Standalone offerings and the timing thereof, ongoing operational efficiencies, expectations with respect to Sunrise’s tax settlement charges, the expected phase-out of UPC customers, including the timing thereof, its future dividends and growth thereof, Sunrise’s plan to delist its ADSs from Nasdaq, including the expected timing and consequences of such delisting and other information and statements that are not historical fact. These forward-looking statements are based on current expectations, estimates and projections about the factors that may affect Sunrise’s future performance and are subject to a wide variety of significant risks and uncertainties, some of which are beyond the control of Sunrise, that could cause actual results to differ materially from those expressed or implied by these statements.

Such risks and uncertainties include, among others, Sunrise’s ability to successfully execute on its plans and strategies, Sunrise’s ability to realize the expected benefits from the series of transactions that closed on 8 November 2024 that resulted in the spin-off of Liberty Global Ltd.’s Swiss telecommunications operations to Sunrise (the Transaction), unanticipated difficulties or costs following the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors, including those detailed from time to time in Sunrise’s filings with the U.S. Securities and Exchange Commission (the SEC), including Sunrise´s most recently filed Form 20-F and in subsequent reports filed with the SEC.

These forward-looking statements speak only as of the date hereof. Although Sunrise believes that its expectations reflected in any such forward-looking statements are based upon reasonable assumptions, no assurance can be given that these expectations will be achieved. Sunrise expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in their expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.

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Appendix

Rebase Information

Rebase results, which are non-IFRS measures, are presented as a basis for assessing growth rates on a comparable basis. Rebase information is provided to show the results of the business without the impact of certain acquisition-related, transaction-related, or certain other amounts that are not organic in nature to the results of the business. As such, rebase results below do not include future transaction specific adjustments, for example, any future incremental costs of Sunrise being a separately listed company or the impact of any future service agreement between Liberty Global and Sunrise, etc. Investors should view rebased results as a supplement to, and not a substitute for, IFRS measures of performance included in Sunrise’s consolidated statements of operations.

	Three months ended March 31, 2025					Three months ended March 31, 2024
	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions	Adjusted FCF	Revenue	Adjusted EBITDA	Adjusted EBITDAaL	Adjusted EBITDAaL less P&E Additions
	CHF in millions
As Reported	722.1	288.3	240.0	96.9	(127.7)	746.8	297.9	248.1	117.4
Pro forma Transaction costs (1)	—	—	—	—	—	—	0.9	0.9	0.9
As Reported Pro Forma Rebased	722.1	288.3	240.0	96.9	(127.7)	746.8	298.8	249.0	118.3
Transaction Related Costs (2)	—	—	—	—	—	—	(2.3)	(2.3)	(2.3)
Transitional Services Agreements (3)	—	—	—	—	—	—	(7.5)	(7.5)	(7.5)
Tax audit (4)	—	—	—	—	11.2	—	—	—	—

Rebased Results	722.1	288.3	240.0	96.9	(116.5)	746.8	289.0	239.2	108.5

(1)

Represents certain one-time Sunrise Spin-Off related costs during 2024. The above adjustment reverses the effect of these one-time costs and normalises the effect of the incremental costs as to not impact the underlying growth rates of the business for this non-organic impact.

(2)	Represents certain recurring Spin-Off related standalone costs (adjusted in the prior year comparison)
(3)

Represents one or more transitional services agreements pursuant to which LGE will provide Sunrise various administrative services to ensure an orderly transition following the spin-off. The services to be provided by LGE will include, among others, internal audit, compliance, internal controls, external reporting, accounting, treasury, emerging business, corporate affairs and regulatory, human resources, legal, content and brand access services. The expected terms of the services are up to five years following the spin-off, depending on the individual service elements. In addition, the transitional service agreements with a five-year term are subject to an early termination right on the fourth anniversary thereof; The aggregate charges expected to be payable by Sunrise under the transitional services agreements will decrease during the term and are approximately CHF 30.0 million for the first year.

(4)

In Q4-2024, Sunrise reached a pre-final tax settlement with the Canton Zurich tax authority, covering fiscal years 2019 - 2024 and amounting to ~CHF 60m. As a result, Sunrise has recognized significant prior year taxes in the current period, which will be cash settled via amended returns on a cantonal basis largely during 2025, with diminishing phasing over the years 2026 and 2027.

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Non-IFRS Reconciliations	Three months ended	Three months ended
	31-Mar-25	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
		CHF in millions
Adjusted EBITDA and Adjusted EBITDAaL:
Net income (loss)	(1.3)	(127.2)	(73.7)	(18.3)	(142.7)
Income tax expense (benefit)	3.8	(11.8)	19.8	6.1	(30.8)
Share of losses (gains) of affiliates	(1.1)	0.2	0.1	2.3	(3.9)
Net financial expense (income)	11.4	160.0	83.3	51.7	189.9

Operating income (loss)	12.7	21.2	29.5	41.8	12.5
Depreciation and amortization (non-lease related)	233.4	233.0	232.1	230.2	222.6
Depreciation of right-of-use assets	32.9	32.9	33.1	33.0	30.7
Share-based compensation expense	5.9	4.8	5.2	4.9	4.2
Impairment, restructuring and other operating items	3.4	6.0	6.2	13.3	24.3

Adjusted EBITDA	288.3	297.9	306.1	323.2	294.3
Lease-related expenses	(48.3)	(49.8)	(50.0)	(49.8)	(49.8)

Adjusted EBITDAaL	240.0	248.1	256.1	273.4	244.5

	Three months ended	Three months ended
	31-Mar-25	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
		CHF in millions
Adjusted EBITDAaL less P&E Additions:
Adjusted EBITDAaL	240.0	248.1	256.1	273.4	244.5
Property and Equipment Additions	143.1	130.7	126.5	111.3	141.4
Recognition of sports broadcasting rights	—	—	—	—	—

P&E excluding the recognition of sports broadcasting rights	143.1	130.7	126.5	111.3	141.4

Adjusted EBITDAaL less P&E Additions	96.9	117.4	129.6	162.1	103.1

	Three months ended	Three months ended
	31-Mar-25	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24
Adjusted Free Cash Flow:
Net cash provided by operating activities	171.1	246.1	305.1	268.9	459.0
Interest paid	(103.0)	(131.8)	(85.8)	(132.0)	(70.6)
Interest-related derivative receipts (payments)	(10.2)	26.8	65.5	28.4	52.0
Vendor financing additions (i)	90.8	55.2	82.7	117.4	108.1
Capital expenditures	(108.0)	(146.3)	(99.4)	(119.9)	(175.5)
Principal payments on vendor financing	(133.0)	(89.9)	(73.0)	(105.5)	(108.6)
Payments of lease liabilities	(35.3)	(20.1)	(22.5)	(51.1)	(20.7)

Adjusted Free Cash Flow	(127.7)	(59.9)	172.6	6.2	243.7

(i)

For purposes of Sunrise’s consolidated statements of cash flows, vendor financing additions represent operatingrelated expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For purposes of its Adjusted Free Cash Flow definition, Sunrise (A) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor as its actual net cash available at that time is not affected and (B) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

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